February 25, 2019

Ms. Jenn Do

Ms, Tracey Houser

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Ecoark Holdings, Inc. (the “Company”)

Form 10-Q For Quarter Ended September 30, 2018

Filed November 9, 2018

File No. 000-53361

Dear Ms. Do:

We received your correspondence dated February 12, 2019.

KBL, LLP performed a review of the interim financial information included in the Company’s Form 10-Q for the quarter ended September 30, 2018 (the “Form 10-Q”) pursuant to Auditing Standard 4105 (formerly AU Section 722) . KBL completed their review of the Form 10-Q on November 9, 2018 and we received written permission from KBL, LLP to file the Form 10-Q.

We do not have a review report from KBL, LLP but, as allowed by Article 10-01(d) of Regulation S-X, we did not need a review report since the Company did not state in its Form 10-Q that the interim financial information had been reviewed by an independent public accountant.

Please contact me with any questions or comments by telephone at (646) 838-1312 or by email at pdichiara@cmdllp.com.

Sincerely,

Peter DiChiara

Cc:	Randy May
Jay Oliphant